Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11472

SUPPLEMENT NO. 2 DATED FEBRUARY 10, 2022

TO OFFERING CIRCULAR DATED APRIL 6, 2021

Aurigraph DLT Corporation

1060 Broadway#1114
Albany, NY 12204

Previous Name/address

Melody Do Corporation.

12020 Sunrise Valley Dr.,

Reston, VA 20191 USA

This document supplements, and should be read in conjunction with, the Offering Circular dated April 6, 2021, of Melody Do Corporation. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

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Updated information regarding the name change of the Company. The board of Melody Do Corporation unanimously approved a resolution by consent to change the corporate name from “Melody Do Corporation” to “Aurigraph DLT Corporation”.

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Updated information regarding the membership of the board of directors of the Company. The board of Melody Do Corporation unanimously approved the resolution to retire Mr. Kannathodath Mohan from the secretary position as of February 10th, 2022.

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Updated information regarding the officers and appointing company secretary. The board of Melody Do Corporation unanimously approved a resolution to appoint Mr. Subramanya Jois as the corporate secretary for “Aurigraph DLT Corporation” as of February 10th, 2022.

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Updated the bylaws to include Class A, B, C and preferred shares: The board of Melody Do Corporation unanimously approved a resolution to update its bylaws to include various classes of shares to include A, B, C and preferred shares.

The following information replaces the information under “Executive Officers and Directors” in the section titled “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” on pages 23 and 24 of the Offering Circular form FORM 1-A/A filed on April 6th, 2021.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this amendment to offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
Appointment

Executive Officers and Directors(*)

Subramanya Jois	Chairman of the Board and Chief Executive Officer CFO and secretary.	54	January 28, 2022
Sharadh Jois	Director	28	January 28, 2022

Executive Officers and Directors

Subramanya Jois,

Chairman, CEO, Acting CFO and secretary, Aurigraph DLT Corporation

Mr. Subramanya Jois has been led strategic technology leadership in start-up having built products across verticals over 32 years with a few exits. Subramanya Jois has dedicated his time to build Aurigraph since 2015. Among his other expertise are :

•Conceived and Built Aurigraph, Mining-less Platform, protocol, with Realtime Reconciliation and Audit, achieving consensus in under500 ms and super scalability and throughput in excess of 100000 TPS, overcoming limitations in Blockchain and DAGs to make way for Edge computing

•Architect for first DLT based Open Banking solution and Legal Process Automation using Ricardian Smart contracts

•Expertise on Digital Identity, Interest and Intent Capture to build Personalization on Technology platforms using Neural Networks

•Realtime Analytics using Graph Data and Machine Learning to deliver High availability Platforms

•Built and rolled the first ever e-governance in village panchayath, 1998-2006 and recognized by UN-ESCAP

•Guest lectured on New Product Development at IIM-B NSR cell, Bangalore, SP Jain GIM, Mumbai, and University of Witwatersrand, Johannesburg

•Part of IEEE Standards working groups in software engineering. Helped define four software engineering standards

•Has Filed patents in In-Store consumer analytics, DLTs on Aurigraph and Distributed application in fintech, supply chain and legal process applications

Sharadh Jois

Board of Directors

Sharadh has a passion for science and engineering. He is a thoroughbred nanoscale engineer - he received his B.S in 2016 and M.S. in 2018 from the College of Nanoscale Science and Engineering at SUNY Polytechnic Institute in Albany, NY.

He believes that a DLT solution like Aurigraph can rapidly improve the track and trace problems in semiconductor manufacturing. A typical large semiconductor manufacturer makes over a million wafers containing computer chips with billions of nanoscale transistors that go through thousands of processes steps, making failure analysis a very big challenge.

He's is expected to complete his PhD in Nanoscale Engineering by the end of 2022, during which he has explored the world of 2D materials to make next generation devices for computing.